SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

Announcement  |  Lisbon  |  1 March 2012

Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following on The Goldman Sachs Group, Inc. (“Goldman Sachs”)’s interests in PT:

A) 2% threshold exceeded (21 February 2012)

On 21 February 2012, Goldman Sachs held a long position corresponding to 18,591,855 shares representing 2.07% of PT’s share capital and corresponding voting rights, as follows:

•                  Interest on 7,142,816 shares arising from interest held by Goldman Sachs International, indirect subsidiary of Goldman Sachs, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 165,664 shares arising from interest held by the same Goldman Sachs International, acting as custodian for its customers, of 165,664 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”);

•                  Interest on 957,473 shares arising from beneficial interest held by the same Goldman Sachs International. These shares are, or will be, registered at Citibank Portugal;

•                  Interest on 427,196 shares arising from interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of Goldman Sachs, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 55,491 shares arising from interest held by the same Goldman, Sachs & Co., acting as custodian for its customers, of 55,491 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 130,467 shares arising from beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of Goldman Sachs. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 436,936 shares arising from beneficial interest held by the same Goldman, Sachs & Co. (“GS&Co.”), of 436,936 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 8,152 shares arising from interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of Goldman Sachs, acting as discretionary manager of 8,152 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 5,416 shares arising from interest held by Goldman Sachs Executions & Clearing, L.P., a subsidiary of Goldman Sachs, of 5,416 ADRs. These ADRs are, or will be, held at the DTC;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

•                  Interest on 464,611 shares arising from interest held by Goldman Sachs Asset Management, L.P., a wholly-owned subsidiary of Goldman Sachs, acting as discretionary manager. Goldman Sachs believes that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 37,040 shares arising from interest held by the same Goldman Sachs Asset Management, L.P., acting as discretionary manager of 37,040 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 40,000 shares arising from beneficial interest held by Montague Place Custody Services, an indirect subsidiary of Goldman Sachs, acting as custodian for its customers. These shares are, or will be, registered in name of Goldman Sachs Securities (Nominees) Limited;

•                  Interest on 26,596 shares arising from interest held by Goldman, Sachs & Co, a wholly-owned direct subsidiary of Goldman Sachs, acting as custodian for its customers, of 250,000 convertible bonds;

•                  Interest on 170,213 shares arising from interest held by Goldman Sachs International, an indirect subsidiary of Goldman Sachs, acting as custodian for its customers, of 1,600,000 convertible bonds.

It was further communicated that on 21 February 2012 Goldman Sachs’ long position in PT included the following cash settled financial instruments:

Financial Instrument	Expiration/Exercise/Conversion Period/Date	No. of shares underlying	% of shares and voting rights (if instrument is exercised/ converted)
CFD	19 Jul 2021	240,182	0.0268%
CFD	13 Jul 2021	335,052	0.0374%
CFD	12 Jul 2021	279,818	0.0312%
CFD	12 Jul 2021	160,000	0.0178%
CFD	15 Jul 2021	170,000	0.0190%
CFD	19 Jul 2021	350,000	0.0390%
CFD	30 Jul 2021	52	0.0000%
CFD	22 Oct 2021	3,127	0.0003%
CFD	25 Oct 2021	6,608	0.0007%
CFD	26 Oct 2021	1,254	0.0001%
CFD	26 Oct 2021	1,867	0.0002%
CFD	25 Oct 2021	2,486	0.0003%
CFD	15 Oct 2021	693	0.0001%
CFD	18 Oct 2021	300	0.0000%
CFD	19 Oct 2021	5,590	0.0006%
CFD	18 Oct 2021	2,731	0.0003%
CFD	21 Oct 2021	1,719	0.0002%
CFD	9 Nov 2021	3,330	0.0004%
CFD	8 Nov 2021	4,638	0.0005%
CFD	28 Jan 2022	3,356	0.0004%
CFD	28 Jan 2922	18,728	0.0021%
CFD	31 Jan 2022	1,148	0.0001%
CFD	31 Jan 2022	3,057	0.0003%
CFD	1 Feb 2022	1,008	0.0001%
CFD	1 Feb 2022	3,019	0.0003%
CFD	4 Feb 2022	1,993	0.0002%

CFD	7 Feb 2022	2,140	0.0002%
CFD	7 Feb 2022	2,826	0.0003%
CFD	8 Feb 2022	5,356	0.0006%
CFD	7 Feb 2022	4,682	0.0005%
CFD	7 Feb 2022	24,498	0.0027%
CFD	11 Feb 2022	22,379	0.0025%
CFD	14 Feb 2022	2,700	0.0003%
CFD	14 Feb 2022	14,494	0.0016%
CFD	15 Feb 2022	17,779	0.0020%
CFD	15 Feb 2022	3,811	0.0004%
CFD	14 Feb 2022	13,206	0.0015%
CFD	14 Feb 2022	1,980	0.0002%
CFD	17 Feb 2022	35,826	0.0040%
CFD	17 Feb 2022	2,643	0.0003%
CFD	18 Feb 2022	15,534	0.0017%
SWAP	18 Feb 2022	4,156	0.0005%
SWAP	8 Feb 2022	4,546	0.0005%
SWAP	7 Feb 2022	23,905	0.0027%
SWAP	10 Feb 2022	18,624	0.0021%
SWAP	11 Feb 2022	78,426	0.0087%
SWAP	14 Feb 2022	46,846	0.0052%
SWAP	15 Feb 2022	1,926	0.0002%
SWAP	8 Nov 2022	0.26	0.0000%
SWAP	27 Mar 2022	19,680	0.0022%
SWAP	30 Mar 2022	428,299	0.0478%
SWAP	31 Mar 2022	1,000,000	0.1115%
SWAP	16 Jan 2013	13	0.0000%
SWAP	4 May 2012	49,076	0.0055%
SWAP	16 May 2012	20,676	0.0023%
SWAP	23 Mar 2012	5,056,000	0.5640%
Total		8,523,783	0.9508%

B) Interest fell below 2% threshold (23 February 2012)

On 23 February 2012, Goldman Sachs held an interest corresponding to 17,707,893 shares representing 1.98% of PT’s share capital and corresponding voting rights, as follows:

•                  Interest on 6,056,431 shares arising from interest held by Goldman Sachs International, indirect subsidiary of Goldman Sachs, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 179,967 shares arising from interest held by the same Goldman Sachs International, acting as custodian for its customers, of 179,967 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”);

•                  Interest on 163,354 shares arising from beneficial interest held by the same Goldman Sachs International. These shares are, or will be, registered at Citibank Portugal;

•                  Interest on 430,291 shares arising from interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of Goldman Sachs, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 56,431 shares arising from interest held by the same Goldman, Sachs & Co., acting as custodian for its customers, of 56,431 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 80,024 shares arising from beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of Goldman Sachs. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 126,870 shares arising from beneficial interest held by the same Goldman, Sachs & Co. (“GS&Co.”), of 126,870 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 8,152 shares arising from interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of Goldman Sachs, acting as discretionary manager of 8,152 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 8,850 shares arising from interest held by Goldman Sachs Executions & Clearing, L.P., a subsidiary of Goldman Sachs, of 8,850 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 464,611 shares arising from interest held by Goldman Sachs Asset Management, L.P., a wholly-owned subsidiary of Goldman Sachs, acting as discretionary manager. Goldman Sachs believes that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

•                  Interest on 36,800 shares arising from interest held by the same Goldman Sachs Asset Management, L.P., acting as discretionary manager of 36,800 ADRs. These ADRs are, or will be, held at the DTC;

•                  Interest on 40,000 shares arising from beneficial interest held by Montague Place Custody Services, an indirect subsidiary of Goldman Sachs, acting as custodian for its customers. These shares are, or will be, registered in name of Goldman Sachs Securities (Nominees) Limited;

•                  Interest on 26,596 shares arising from interest held by Goldman, Sachs & Co, a wholly-owned direct subsidiary of Goldman Sachs, acting as custodian for its customers, of 250,000 convertible bonds;

•                  Interest on 170,213 shares arising from interest held by Goldman Sachs International, an indirect subsidiary of Goldman Sachs, acting as custodian for its customers, of 1,600,000 convertible bonds.

It was further communicated that on 23 February 2012 Goldman Sachs’ interest in PT included the following cash settled financial instruments:

Financial Instrument	Expiration/Exercise/Conversion Period/Date	No. of shares underlying	% of shares and voting rights (if instrument is exercised/ converted)
CFD	19 Jul 2021	240,182	0.0268%
CFD	13 Jul 2021	335,052	0.0374%
CFD	12 Jul 2021	279,818	0.0312%
CFD	12 Jul 2021	160,000	0.0178%
CFD	15 Jul 2021	170,000	0.0190%

CFD	19 Jul 2021	350,000	0.0390%
CFD	30 Jul 2021	52	0.0000%
CFD	22 Oct 2021	3,127	0.0003%
CFD	25 Oct 2021	6,608	0.0007%
CFD	26 Oct 2021	1,254	0.0001%
CFD	26 Oct 2021	1,867	0.0002%
CFD	25 Oct 2021	2,486	0.0003%
CFD	15 Oct 2021	693	0.0001%
CFD	18 Oct 2021	300	0.0000%
CFD	19 Oct 2021	5,590	0.0006%
CFD	18 Oct 2021	2,731	0.0003%
CFD	21 Oct 2021	1,719	0.0002%
CFD	09 Nov 2021	3,330	0.0004%
CFD	08 Nov 2021	4,638	0.0005%
CFD	28 Jan 2022	3,356	0.0004%
CFD	28 Jan 2022	18,728	0.0021%
CFD	31 Jan 2022	1,148	0.0001%
CFD	31 Jan 2022	3,057	0.0003%
CFD	1 Feb 2022	1,008	0.0001%
CFD	1 Feb 2022	3,019	0.0003%
CFD	4 Feb 2022	1,993	0.0002%
CFD	7 Feb 2022	2,140	0.0002%
CFD	7 Feb 2022	2,826	0.0003%
CFD	8 Feb 2022	5,356	0.0006%
CFD	7 Feb 2022	4,682	0.0005%
CFD	7 Feb 2022	24,498	0.0027%
CFD	11 Feb 2022	22,379	0.0025%
CFD	14 Feb 2022	2,700	0.0003%
CFD	14 Feb 2022	14,494	0.0016%
CFD	15 Feb 2022	17,779	0.0020%
CFD	15 Feb 2022	3,811	0.0004%
CFD	14 Feb 2022	13,206	0.0015%
CFD	14 Feb 2022	1,980	0.0002%
CFD	17 Feb 2022	35,826	0.0040%
CFD	17 Feb 2022	2,643	0.0003%
CFD	18 Feb 2022	15,534	0.0017%
CFD	18 Feb 2022	4,156	0.0005%
CFD	21 Feb 2022	23,333	0.0026%
CFD	21 Feb 2022	5,643	0.0006%
CFD	22 Feb 2022	1,850	0.0002%
CFD	22 Feb 2022	3,401	0.0004%
SWAP	23 Mar 2012	5,056,000	0.5640%
SWAP	21 Mar 2012	797,128	0.0889%
SWAP	27 Mar 2012	19,680	0.0022%
SWAP	30 Mar 2012	482,248	0.0538%
SWAP	31 Mar 2012	1,000,000	0.1115%
SWAP	08 Nov 2012	0.26	0.0000%
SWAP	4 May 2012	126,728	0.0141%
SWAP	16 May 2012	20,676	0.0023%
SWAP	18 Jun 2012	398,217	0.0023%
SWAP	16 Jan 2013	13	0.0000%

SWAP	7 Feb 2022	2,797	0.0003%
SWAP	10 Feb 2022	18,624	0.0021%
SWAP	11 Feb 2022	78,426	0.0087%
SWAP	14 Feb 2022	46,846	0.0052%
SWAP	15 Feb 2022	1,926	0.0002%
Total		9,859,303	1.0997%

This statement is pursuant to the terms and for the purposes of articles 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Goldman Sachs International, with office at Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.